United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

INTERNAL RULES OF THE

COMPLIANCE AND RISK COMMITTEE

The Board of Directors of Vale S.A. (“Vale” or the “Company”), in exercise of its powers, approved the Internal Rules of the Compliance and Risk Committee (“Committee”), to govern its composition and workings, as well as the relationship between the Committee and the Company’s other bodies, under Section II, of Chapter IV of Vale’s By-Laws, as follows:

CHAPTER I - MISSION

1.1                               The mission of Vale’s Compliance and Risk Committee is to advise Vale’s Board of Directors, including by proposing improvements related to its area of work, in order to increase the efficiency and quality of the decisions of this collective body and ensure that the Company’s operations are conducted in conformity with law, ethics and internal controls.

CHAPTER II - COMPOSITION AND COMPENSATION

2.1                               The Advisory Committee shall be formed by the Board of Directors and shall comprise three (3) to five (5) members, two of which shall necessarily be principal members of the Board of Directors and the others shall be appointed from among the principal or alternate members of such body, or an independent professional as set forth in item 2.3. The exact number of members shall be defined by the Board of Directors at the meeting for their appointment.

2.2                               The members of the Committees must have proven experience and technical skills in relation to matters that are the Committee’s responsibility.

2.3                               The Board of Directors may appoint an independent professional, provided that he or she has proven expertise in compliance and/or risk management and the limit of up to five (5) members is observed.

2.3.1                     For purposes of these Internal Rules, the term “independent” has the meaning assigned to it in the Novo Mercado Listing Segment of B3 S.A. - Brasil Bolsa Balcão.

2.4                               The criteria and the amounts of the global and individual remuneration of the members of the Committee shall be established annually by the Board of Directors of Vale when allocating the overall amount established at the Company’s General Meeting and will not be computed in the overall amount of the reimbursable expenses necessary to perform their work.

2.5                              The members of the Committee shall be reimbursed, the expenses of transportation, food and lodging necessary to perform their work, observing the internal policies and rules adopted by Vale.

CHAPTER III - TERM OF OFFICE

3.1                               The term of office for members of the Committee shall begin as of their nomination by Vale’s Board of Directors, and shall continue until (i) the end of the term of office of the members of Vale’s Board of Directors, and in this case, the rule contained in Law No. 6,404/1976, article 150, §4, with respect to extending the term of office of administrators, shall not apply, or (ii) their removal by the Board of Directors, or resignation, which may occur at any time.

3.2                               Upon expiration of the term of office of members of the Committee, they may be reappointed through a new nomination by the Board of Directors.

3.3                               The Committee will have a Coordinator chosen by Vale’s Board of Directors, from among its principal members, and in case of his or her absence, the Coordinator shall be responsible for appointing his or her replacement from among the other members and the respective replacement period.

3.3.1                     If the Coordinator does not exercise the prerogative referred to above, the other members shall be responsible for appointing among those present at the meeting that who shall take the role of Coordinator of the Committee.

3.4                               The members of the Committee shall not have alternates.

3.5                               Should there be a vacancy or removal of any member of the Committee by the Board of Directors, the Board shall nominate the replacement member to complete the remaining term of office of the replaced member.

CHAPTER IV - RESPONSIBILITIES

4.1                               The Compliance and Risk Committee shall be responsible for:

(i)                                     monitoring that the Company has structure, processes, practices, mechanisms and systems, among others, that ensure compliance with all legal and regulatory requirements and demands applicable to the Company;

(ii)           ensuring the Company’s adoption and improvement of good practices of compliance and integrity, including evaluating events of potential conflicts of interest;

(iii)          ensuring the effectiveness and compliance of the Company’s policies and normative documents with the legal and regulatory requirements on the Company’s business and activities;

(iv)          monitoring the suitability, strengthening and performance of all of Vale’s internal control systems and proposing improvements;

(v)           monitoring the scope of activities and effectiveness of the departments in charge of Vale’s compliance, corporate integrity, risk management and controls and proposing improvements;

(vi)          supporting the Board of Directors in setting the Company’s limits of risk exposure;

(vii)         evaluating procedures adopted by the company concerning the effectiveness of processes and controls to identify, assess, monitor and manage risk;

(viii)        monitoring Vale’s integrated risk map, as well as proposing improvements in mitigation plans;

(ix)          ensuring the effectiveness of mechanisms to handle conflicts of interests in Vale’s transactions, as well as opining on related party transactions submitted for resolution of the Board of Directors, pursuant to the Policy on Transactions with Related Parties

(x)           preparing and approving an annual work plan of the Committee; and

(xi)          proposing analysis and evaluation, as well as opining about other topics under its responsibility.

4.2                               The members of the Committee shall have access to all information and documents necessary to exercise their responsibilities.

4.3                               The Coordinator of the Committee shall be responsible for:

(i)            directing and coordinating the Committee’s work, including preparing opinions and minutes;

(ii)           preparing the annual calendar of ordinary meetings of the Committee and providing advance notice of such to Vale’s Board of Directors and Executive Board, as well as annually submitting the Committee’s work plan for the current fiscal year to the Board of Directors;

(iii)          setting the agendas and inviting the members of the Committee, observing the provisions of Chapter V below;

(iv)          coordinating the relationship and interaction with Vale’s Board of Directors and, when necessary, with the Executive Board, concerning the topics under the Committee’s responsibility, reporting its advancements during the meetings, upon request of the Chairman of the Board of Directors;

(v)           inviting external participants to the Committee, although without the right to vote, who are external and/or Vale experts, to provide clarifications and contribute to the technical analysis of topics to be covered, observing any matters of conflict of interest; and

(vi)          ensuring faithful compliance of these Internal Rules.

CHAPTER V - MEETINGS

5.1                               The Committee will meet, on an ordinary basis, in accordance with the approved annual calendar, and on an extraordinary basis, whenever necessary, upon providing notice of the meeting five (5) business days in advance.

5.1.1                     Notwithstanding the deadline for notice set forth above, a meeting at which all members of the Committee are present shall be considered valid.

5.2                               Providing notice to the Committee shall always be the Coordinator’s responsibility, who shall set the meetings’ agendas, in response to requests from the Board of Directors or of any member of the Committee or considering analysis of a proposal submitted by the Executive Board.

5.2.1                     Notice may be made through a governance portal or email, containing the meeting agenda and supporting materials, if applicable.

5.3                               The Committee’s meetings shall be conducted at Vale’s headquarters or at a location defined in advance by its members, and the members may participate by teleconference, video-conference or any other means of simultaneous communication that ensures effective participation in the meeting.

5.4                               The Committee’s meetings shall begin with the presence of the majority of its members.

5.5                               Each Committee meeting shall be recorded in minutes that (i) after having been read and approved by those present at the meeting, shall be forwarded to the Board of

Directors at least three (3) days prior to the respective ordinary meeting; and (ii) shall be filed at the Company’s registered office.

5.5.1                     The opinions on the matters submitted for the analysis of the Committee shall be an integral part of the meeting’s minutes or, when sent subsequently, shall be read, approved and signed by those present at the meeting.

5.5.2                     The members of the Committee may record their notes and recommendations concerning the topics covered by the Committee in the meeting minutes and/or in the opinion.

5.6                               The members of the Committee may be requested to appear at meetings of the Board of Directors to provide clarifications about the opinions they have issued.

5.7                               The Committee shall have administrative support from Vale’s Corporate Governance Office, which shall be responsible for:

(i)            organizing the infrastructure of the Committee’s meetings;

(ii)           supporting the notice of meeting and distribution of the agenda and supporting material for the meetings;

(iii)          acting as secretary for meetings, preparing a list of those in attendance, preparing the opinions and drawing up the respective minutes, collecting the signatures of all the participants on such documents, distributing them to the Board of Directors and filing them at the Company’s registered office;

(iv)          supporting the Committee’s Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, as the main point of contact concerning the topics under the Committee’s responsibility.

CHAPTER VI - LIABILITY AND DUTIES

6.1                               The members of the Committee undertake to comply with the By-Laws, the Code of Ethics and Conduct, the Policies on Transactions with Related Parties, Trading of Securities, Disclosure of Information, Anti-corruption and other applicable internal rules.

6.2                               The members of the Committee are subject to the same legal duties and liability as the administrators, under Law No. 6,404/1976, article 160, including the duty to inform the Board of Directors of the existence of any conflict of interest, as set forth in Vale’s Code of Ethics and Conduct and the Policy on Transactions with Related

Parties.

6.3                               With respect to conflicts of interest, the members of the Committee shall, without any additional compensation, for a period of six (6) months after the end of their respective contracts, for any reason, refrain from acting as service providers, consultants, employees or under any other form of relation, with persons, companies and/or entities which may constitute a situation of conflict of interest, except with respect to activities conducted before and/or during the exercise of their duties as members of the Committee, judged by Vale to not be in conflict.

CHAPTER VII - ASSESSMENT

7.1                               The Committee shall annually conduct a performance self-assessment, the results of which shall be sent to the Board of Directors for its awareness.

7.1.1                     The Coordinator shall be responsible for coordinating the annual self-assessment process and for sending the respective results to the Board of Directors for its awareness.

CHAPTER VIII - AMENDMENT TO THE RULES

8.1                               Under Art. 19, of the By-Laws, the rules concerning the workings of the Committees shall be defined by the Board of Directors.

8.2                               Any member of the Committee may suggest a discussion and amendment of these Internal Rules, at any time, upon verification of the need for their adjustment. This proposal for amendment shall be sent to the Personnel and Governance Committee for subsequent appraisal of the Board of Directors, for its approval.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 04, 2019		Director of Investor Relations